United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale sells stake in Vale Florestar

Rio de Janeiro, June 4, 2014 — Vale S.A. (Vale) informs that it has signed an agreement with a subsidiary of Suzano Papel e Celulose (Suzano), a company that produces eucalyptus pulp, for the sale of its entire stake in Vale Florestar Fundo de Investimento em Participações (FIP Vale Florestar) for R$ 205 million. BNDESPar, Petros and FUNCEF, other shareholders of the FIP Vale Florestar, will also divest their stakes in Suzano. Upon completion of the transaction, FIP Vale Florestar will be held exclusively by Suzano.

The FIP Vale Florestar is a fund for investment in reforestation, which operates in the municipalities of Dom Eliseu, Ulianópolis, Paragominas, Rondon do Pará, Abel Figueiredo and Bom Jesus do Tocantins, located in the state of Pará, Brazil. It has planted more than 45 thousand hectares of eucalyptus in degraded lands. Additionally, it has protected and recovered about 95 thousand hectares of native forests.

The completion of this transaction is subject to fulfillment of conditions precedent and approvals, including by the Conselho Administrativo de Defesa Econômica (CADE).

The transaction is consistent with Vale’s strategy to prioritize investment in strategic world class assets and constitutes a further step in the portfolio simplification process.

For further information, please contact:

+55-21-3814-4540

Rogerio Nogueira: rogerio.nogueira@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Marcelo Bonança Correa: marcelo.bonanca@vale.com

Marcelo Lobato: marcelo.lobato@vale.com

Marcio Loures Penna: marcio.penna@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: June 04, 2014		Rogerio T. Nogueira
Director of Investor Relations